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                                                                    June 1, 2001

VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Request for Withdrawal of Registration Statement on Form S-1 for Intercell International Corporation (Commission File No. 333-40175)


Ladies and Gentlemen:

     The undersigned registrant ("Registrant") hereby requests withdrawal of its registration statement on Form S-1, File No. 333-40175 (the "Registration Statement") pursuant to Rule 477 ("Rule 477") promulgated under the Securities Act of 1933, as amended. The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on November 13, 1997 and also constituted a post-effective amendment to Registrant's registration statement on Form S-1, File No. 333-21239, declared effective May 13, 1997 (the "Prior Registration Statement"). No amendments have been filed in connection with the Registration Statement and neither the Registration Statement nor the post-effective amendment contained therein has been declared effective. Additionally, no securities have been issued or sold pursuant to such Registration Statement.

     Securities were issued and sold pursuant to the Prior Registration Statement; however, all such sales were completed prior to the Registrant's filing of the Registration Statement with the Commission.

     The Registrant respectfully requests withdrawal of the Registration Statement due to the Registrant's decision not to proceed at this time with the issuance or sale of any of the securities registered thereby. Pursuant to the provisions of Rule 477, the Registrant hereby requests that the Commission find that such withdrawal is consistent with the public interest and the protection of investors and that it consent to such withdrawal.

     Should you have any questions regarding this matter, please do not hesitate to call Robert Ahrenholz at (303)297-2400.


                                 INTERCELL INTERNATIONAL CORPORATION


                                 By: /s/ Paul H. Metzinger
                                     ------------------------
                                     Paul H. Metzinger,
                                     Chairman of the Board of Directors and
                                     Chief Executive Officer